UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEACON SALES ACQUISITION, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEACON ROOFING SUPPLY, INC.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

BEACON SALES ACQUISITION, INC.

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2017 AND 2016

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(MODIFIED CASH BASIS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Investment Committee

Beacon Roofing Supply, Inc.

Herndon, Virginia

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of September 30, 2017 and 2016, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2017 and 2016, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in accordance with the modified cash basis of accounting, as described in Note 2.

The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions as of and for the year ended September 30, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

Grand Rapids, Michigan

March 27, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

	September 30,
	2017	2016
Assets:
Investments, at fair value:
Mutual funds	$245,212,473	$202,339,922
Common/collective trust	16,928,298	18,118,368
Employer securities	5,200,904	4,205,222
	267,341,675	224,663,512
Notes receivable from participants	6,452,823	6,014,559
Net assets available for benefits	$273,794,498	$230,678,071

See accompanying notes

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

	Year Ended September 30,
	2017	2016
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$25,545,503	$11,951,270
Interest and dividends	8,678,998	10,012,698
	34,224,501	21,963,968

Interest income on notes receivable from participants	249,702	219,494

Contributions:
Employer	7,102,919	7,557,449
Participants	19,262,019	17,316,179
Rollovers	1,922,055	21,968,361
	28,286,993	46,841,989

Total additions	62,761,196	69,025,451

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	19,497,856	15,493,758
Administrative expenses	215,526	262,439
Total deductions	19,713,382	15,756,197

Net increase	43,047,814	53,269,254

Transfer of assets to Plan	68,613	724,970

Net assets available for benefits:
Beginning of year	230,678,071	176,683,847

End of year	$273,794,498	$230,678,071

See accompanying notes

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

1. Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General – The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed 90 days of service unless they affirmatively decline to participate. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfer of Assets to the Plan – In October 2015, the Company acquired Roofing Supply Group.  In December 2015, the Company acquired RCI Roofing Supply, Roofing and Insulation Supply and Statewide Wholesale.  In April 2016, the Company acquired Atlantic Building Products and Lyf-Tym Building Products.  In May 2016, the Company acquired Fox Brothers Company.  In June 2016 the Company acquired Woodfeathers, Inc. In December 2016, the Company acquired BJ Supply Company. In January 2017, the Company acquired American Building & Roofing, Inc. and Eco Insulation Supply. In March 2017, the Company acquired Acme Building Materials, Inc. In May 2017, the Company acquired Lowry’s Inc. Employees of all these companies became eligible to participate in the Plan, and could voluntarily elect to rollover account balances from qualified plans. Employees elected to rollover $1,922,055 and $21,968,361 for the years ended September 30, 2017 and 2016, respectively. Participants were also allowed to rollover loan balances into the Plan, resulting in total loan transfers of $68,613 and $724,970 into the Plan, for the years ended September 30, 2017 and 2016, respectively.

Contributions – Each year, participants may contribute up to one hundred percent (100%) of their pre-tax or after-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($18,000 for 2017 and 2016). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2017 and 2016 was $6,000. The Plan has an automatic enrollment feature; if automatically enrolled, a participant’s deferral is set at 6% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

All Company contributions are determined at the discretion of the Company’s board of directors. For the years ended September 30, 2017 and 2016, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax or after-tax eligible compensation. There were no profit-sharing contributions for the year ended September 30, 2017 and 2016.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-nine (29) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. The Plan includes provisions for voting shares of Company stock. Participants may invest up to a limit of 15% of their account balance in Company stock.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant is one hundred percent (100%) vested in both the discretionary profit-sharing and matching Company contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions:

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans – Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended September 30, 2017, the interest rates charged on participant loans ranged from 3.25% to 9.50%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the years ended September 30, 2017 and 2016, there were fees of $46,835 and $37,315 charged to loan recipients, respectively, which are included in administrative expenses on the statements of changes in net assets available for benefits.

Payment of Benefits – Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an IRA account if the participant does not elect payment.

Forfeitures – Forfeitures of the non-vested portion of participant accounts will be first used to reduce Company matching contributions and then discretionary profit-sharing contributions. Total forfeitures of $975,128 and $613,014 were used in a combination of these ways in the years ended September 30, 2017 and 2016, respectively. At September 30, 2017 and 2016, the balances in the forfeitures account totaled $426,144 and $660,884, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting – The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income (loss) on the accrual basis. Consequently, contributions are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates – The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments – Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). (See Note 3 for discussion of fair value measurements.)

Purchases and sales of securities are recorded on a settlement date basis. Interest income and dividend income are recorded when received. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses – Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

Benefits paid to participants – Benefits are recorded when paid.

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The fair value hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows:

•	Level 1: Observable inputs. Quoted prices in active markets for identical assets and liabilities;
•

Level 2: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period.

The following is a description of the valuation methods used for Plan assets measured at fair value at September 30, 2017 and 2016. There were no changes in the methods used at September 30, 2017 and 2016.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.
•

Common/collective trust: The fair value of participation units held in the Reliance Trust Stable Value Fund (MetLife Series 25157, Class 35), a common/collective trust (CCT) is based on net asset value, as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The CCT invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements.

•	Employer securities: Valued at the closing price reported by The Nasdaq Global Select Market at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of September 30, 2017 and 2016:

	Assets at Fair Value as of September 30, 2017
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$245,212,473	$-	$-	$-	$245,212,473
Employer securities	5,200,904	-	-	-	5,200,904
Common/collective trust	-	-	-	16,928,298	16,928,298
Total investments at fair value	$250,413,376	$-	$-	$16,928,298	$267,341,675

	Assets at Fair Value as of September 30, 2016
	Level 1	Level 2	Level 3	Other[1]	Total
Total mutual funds	$202,339,922	$-	$-	$-	$202,339,922
Employer securities	4,205,222	-	-	-	4,205,222
Common/collective trust	-	-	-	18,118,368	18,118,368
Total investments at fair value	$206,545,144	$-	$-	$18,118,368	$224,663,512

 1 Asset fair value is measured using net asset value as a practical expedient and therefore excluded from the fair value hierarchy.

4. Related Party Transactions

The Company pays certain administrative expenses of the Plan.  In addition, certain expenses are paid using a revenue sharing arrangement and are included in administrative expenses on the statements of changes in net assets available for benefits. Total investment advisory and other fees paid out of this revenue sharing arrangement were $317,799 and $196,025 for the years ended September 30, 2017 and 2016, respectively.

The Plan holds shares of mutual funds managed by American Funds Service Company (American Funds). FASCore, LLC (FASCore) is the record keeper and Capital Bank & Trust Company (CB&T) is the trustee. CB&T and American Funds are affiliated entities. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

6. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of September 30, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Delinquent Participant Contributions

The Company failed to remit certain participant contributions to the Plan in the amount of $21,366 for the year ended September 30, 2017, in a timely manner according to Department of Labor (DOL) regulations. The lost earnings from these 2017 late remittances are immaterial and were allocated to Plan participants March 2018.

9. Subsequent Event Disclosure

In January 2018, the Company acquired Allied Building Products, Corp (ABP). As a result, employees of ABP became eligible to participate in the Plan after the normal eligibility waiting period. Participants may choose to voluntarily rollover their previous plan account balances and/or participant loan balances into the plan. As of the date of this report, approximately $19.8 million has been rolled over from ABP employees into the Plan.

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(i) -

Schedule of Assets (Held at End of Year)

September 30, 2017

(a)	(b)	(c )		(d)

	Identity of issue, borrower, lessor or similar party	Description of investment		Current value
	Mutual Funds:
*	American Funds Growth Fund Of Amer R4	762,490	Shares	$37,491,643
*	American Funds Capital Inc Bldr R4	301,315	Shares	18,898,507
*	American Funds 2025 Target Date Fund R4	1,429,728	Shares	19,001,084
*	American Funds Fundamental Investors R4	326,504	Shares	20,142,019
*	American Funds 2030 Target Date Fund R4	1,317,101	Shares	18,650,146
*	American Funds 2035 Target Date Fund R4	1,102,825	Shares	15,968,906
*	American Funds 2020 Target Date Fund R4	891,462	Shares	11,161,103
*	American Funds 2040 Target Date Fund R4	939,177	Shares	13,899,814
*	American Funds 2045 Target Date Fund R4	830,086	Shares	12,451,292
	Columbia Small Cap Index A	424,616	Shares	10,708,814
*	American Funds Europacific Gr R4	192,581	Shares	10,472,533
	Columbia Mid Cap Index A	467,301	Shares	7,771,217
*	American Funds New Perspective R4	179,432	Shares	7,708,400
*	American Funds 2050 Target Date Fund R4	584,537	Shares	8,581,001
	Western Asset Core Bond A	452,107	Shares	5,719,152
	Columbia Large Cap Index A	103,870	Shares	4,998,239
	Invesco Small Cap Value A	167,121	Shares	3,482,807
*	American Funds 2055 Target Date Fund R4	235,989	Shares	4,304,436
*	American Funds 2015 Target Date Fund R4	193,588	Shares	2,249,495
*	American Funds 2010 Target Date Fund R4	184,015	Shares	2,011,279
*	American Funds New World Fund R4	31,599	Shares	2,032,141
	Blackrock Us Total Bond Index Investor A	159,339	Shares	1,617,296
	Eaton Vance Income Fund Of Boston A	162,671	Shares	946,747
	Invesco Global Real Estate A	60,412	Shares	801,669
*	American Funds Washington Mutual R4	26,661	Shares	1,181,361
	Pimco Real Return A	89,933	Shares	990,162
	Pimco Foreign Bond (Unhedged) A	63,680	Shares	638,707
	Blackrock International Index A	51,387	Shares	713,769
*	American Funds 2060 Target Date Fund R4	51,734	Shares	618,734
				$245,212,473

	Beacon Roofing Supply Inc. Employer Stock Fund:
*	Employer securities	101,481	Shares	5,200,904

	Common/Collective Trust:
	RELIANCEMETLIFE GAC SERIES 25157 CLS 35	86,128	Units	16,928,298

	Participant loans	Interest rates ranging from 3.25% to 9.50%		6,452,823

				$273,794,498

* Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(a) -

Schedule of Delinquent Participant Contributions

September 30, 2017

	Totals That Constitute Non-Exempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2017 Contributions		$21,366

*Voluntary Fiduciary Correction Program (DOL)

EXHIBIT INDEX

Exhibit No.
23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 27, 2018		/s/ Joseph M. Nowicki
	By:	Joseph M. Nowicki
Executive Vice President & Chief Financial Officer